August 10, 2016
Re:    ClubCorp Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2015
Filed February 29, 2016
File No. 001-36074

Via Email
Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Shenk:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the
“Staff”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 29, 2015 (the “2015 Form 10-K”) of ClubCorp Holdings, Inc. (the “Company”) in a letter dated July 28, 2016. We have considered the Staff’s comments and set forth below are the Staff’s comments, in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 29, 2015
Management’s Discussion & Analysis
Basis of Presentation
EBITDA and Adjusted EBITDA, page 52

1.
You disclose that “adjusted EBITDA” is a key financial measure used by your management to (1) internally measure your operating performance, (2) evaluate segment performance and allocate resources and (3) assess your ability to service your debt, incur additional debt and meet your capital expenditure requirements.

In addition to these “management uses,” you also disclose that covenants under your credit agreement utilize adjusted EBITDA and that adjusted EBITDA is based on the definition of consolidated EBITDA as defined in the credit agreement governing the secured credit facilities. In this regard it appears you believe this non-GAAP measure is useful to investors as a liquidity measure in the context of compliance with debt covenants.

Please tell us if these measures are computed exactly as defined in the associated credit arrangement, and if so, specify this in your disclosure. If not, please explain to us the basis for the computation and why it is useful to investors for evaluating compliance with debt covenants.

RESPONSE
Adjusted EBITDA is a key financial measure used by our management to (1) internally measure our operating performance, (2) evaluate segment performance and allocate resources and (3) assess our ability to service our debt, incur additional debt, make acquisitions, pay dividends and make capital expenditures. We believe that Adjusted EBITDA is useful to investors and lenders as a performance measure because it reflects our consolidated and segment operating performance, allows investors and lenders to evaluate performance using the same metrics that management uses to evaluate performance and plan annual budgets and is utilized in certain valuation analyses. We also believe Adjusted EBITDA is useful as a liquidity measure because it demonstrates our ability to service our debt, incur additional debt, make acquisitions, pay dividends and make capital expenditures.

The computation of Adjusted EBITDA as reported in Management’s Discussion & Analysis under Basis of Presentation, on page 52 of the 2015 Form 10-K, is the same as the computation of Consolidated EBITDA as defined in the credit agreement governing our Secured Credit Facilities, except that for purposes of certain covenants in the credit agreement, Adjusted EBITDA is presented on a rolling four quarter basis and a non-cash pro forma adjustment is made to Consolidated EBITDA in order to give effect to current period acquisitions as though they had been consummated on the first day of the four quarter period presented. Additional disclosure around pro forma Adjusted EBITDA, as utilized within covenant calculations are included on page 71 of the 2015 Form 10-K. Due to the fact that the only difference between the two measures is a single non-cash pro forma adjustment associated with acquisitions, we believe Adjusted EBITDA is useful to investors as a liquidity measure regarding compliance with our debt covenants and our ability to service our debt, incur additional debt, make acquisitions, pay dividends and make capital expenditures.

We are appreciative of the Staff's comments, and wish to provide disclosures that are responsive to the Staff's suggestions. As such, and in response to the Staff’s comment, in future Form 10-K and Form 10-Q filings, beginning with our next Form 10-Q, we will modify the disclosure in Management’s Discussion & Analysis under Basis of Presentation to more clearly state that the basis for the calculation is the associated credit arrangement and discuss the distinction between Adjusted EBITDA and Consolidated EBITDA as follows, with bold representing changes.

Basis of Presentation

Total revenues recorded in our two principal business segments: (1) golf and country clubs and (2) business, sports and alumni clubs, are comprised mainly of revenues from membership dues (including upgrade dues), food and beverage operations and golf operations. Operating expenses recorded in our two principal business segments primarily consist of labor expenses, food and beverage costs, golf course maintenance costs and general and administrative costs.

We also disclose corporate expenses and other, which consists of other business activities including ancillary revenues related to alliance arrangements, a portion of the revenue associated with upgrade offerings, reimbursements for certain costs of operations at managed clubs, corporate overhead expenses and shared services. Corporate expenses and other also includes corporate assets such as cash, goodwill, intangible assets, and loan origination fees.

EBITDA and Adjusted EBITDA

Adjusted EBITDA (“Adjusted EBITDA”) is a key financial measure used by our management to (1) internally measure our operating performance, (2) evaluate segment performance and allocate resources and (3) assess our ability to service our debt, incur additional debt, make acquisitions, pay dividends and make capital expenditures. We believe that Adjusted EBITDA is useful to investors and lenders as a performance measure because it reflects our consolidated and segment operating performance and also as a liquidity measure because it demonstrates our ability to service our debt, incur additional debt, make acquisitions, pay dividends and make capital expenditures. Additionally, certain financial covenants under the credit agreement governing the Secured Credit Facilities utilize Adjusted EBITDA, after a pro forma adjustment to give effect to current period acquisitions as though they had been consummated on the first day of the period presented.
EBITDA is defined as net income before interest expense, income taxes, interest and investment income, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus or minus impairments, gain or loss on disposition and acquisition of assets, losses from discontinued operations, loss on extinguishment of debt, non-cash and other adjustments, equity-based compensation expense and an acquisition adjustment. The acquisition adjustment to revenues and Adjusted EBITDA within each segment represents estimated deferred revenue using current membership life estimates related to initiation payments that would have been recognized in the applicable period but for the application of purchase accounting. Adjusted EBITDA is based on the definition of Consolidated EBITDA as defined in the credit agreement governing the Secured Credit Facilities and may not be comparable to similarly titled measures reported by other companies. The credit agreement governing the Secured Credit Facilities and the indenture governing the 2015 Senior Notes contain certain covenants which are based upon specified financial ratios in reference to Adjusted EBITDA, after giving effect to the pro forma impact of acquisitions. Adjusted EBITDA as reported is identical to the computation of Consolidated EBITDA as defined in the credit agreement governing our Secured Credit Facilities, except that for purposes of certain covenants in the credit agreement, a pro forma adjustment is made to Consolidated EBITDA in order to give effect to current period acquisitions as though they had been consummated on the first day of the four quarter period presented. The calculatio

n of pro forma Adjusted EBITDA is included on page 71 of the 2015 Form 10-K. The pro forma impact gives effect to all acquisitions in the four quarters ended June 14, 2016 as though they had been consummated on the first day of the third quarter of fiscal year 2015.

2.
If you believe that adjusted EBITDA is useful to investors as a liquidity measure in the context of compliance with debt covenants, please revise your disclosure to discuss the consolidated measure solely in this context. For example, it appears the presentation of the reconciliation of net (loss) income to EBITDA and adjusted EBITDA on page 53 should be in the context of a liquidity measure in conformity with the corresponding credit arrangement. Please revise your disclosure as appropriate.

RESPONSE
We believe that Adjusted EBITDA is useful to investors and lenders as a performance measure because it is used internally to measure our operating performance and it is used by our chief operating decision maker to evaluate segment performance and allocate resources and we believe that Adjusted EBITDA is also useful to investors and lenders as a liquidity measure because it demonstrates our ability to service our debt, incur additional debt, make acquisitions, pay dividends and make capital expenditures.
In response to the Staff’s comment, in future Form 10-K and Form 10-Q filings, beginning with our next Form 10-Q, we will modify the disclosure in Management’s Discussion & Analysis under Basis of Presentation to include a reconciliation of net cash provided by operating activities to Adjusted EBITDA in addition to our reconciliation of net (loss) income to EBITDA and Adjusted EBITDA, with bold representing changes.
The following table provides a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the periods indicated:

	Twelve Weeks Ended		Twenty-Four Weeks Ended		Four Quarters Ended
	June 14, 2016	June 16, 2015	June 14, 2016	June 16, 2015	June 14, 2016
	(in thousands)
Net income (loss)	$5,750	$(223)	$(2,563)	$(4,499)	$(7,637)
Interest expense	19,938	16,286	40,358	32,417	78,613
Income tax expense (benefit)	4,078	2,711	(1,459)	(2,205)	2,375
Interest and investment income	(127)	(1,594)	(253)	(1,677)	(4,093)
Depreciation and amortization	24,355	24,241	48,569	47,054	105,459
EBITDA	$53,994	$41,421	$84,652	$71,090	$174,717
Impairments and disposition of assets (1)	3,238	7,516	6,155	10,792	19,909
Loss from divested clubs (2)	21	115	555	120	633
Loss on extinguishment of debt (3)	—	—	—	—	2,599
Non-cash adjustments (4)	(842)	463	(379)	926	703
Acquisition related costs (5)	257	1,869	943	2,859	3,049
Capital structure costs (6)	208	1,219	950	1,351	9,646
Centralization and transformation costs (7)	2,061	2,028	4,479	3,303	9,671
Other adjustments (8)	1,185	2,639	2,271	2,752	6,918
Equity-based compensation expense (9)	1,830	1,113	3,000	2,215	5,755
Acquisition adjustment (10)	1,306	1,718	2,698	3,560	6,249
Adjusted EBITDA	$63,258	$60,101	$105,324	$98,968	$239,849

The following table provides a reconciliation of net cash provided by operating activities to Adjusted EBITDA for the periods indicated:

	Twenty-Four Weeks Ended		Four Quarters Ended
	June 14, 2016	June 16, 2015	June 14, 2016
Net cash provided by operating activities	$70,236	$61,997	$160,509
Interest expense	40,358	32,417	78,613
Income tax benefit	(1,459)	(2,205)	2,375
Interest and investment income	(253)	(1,677)	(4,093)
Loss from divested clubs (2)	555	120	633
Loss on extinguishment of debt (3)	—	—	2,599
Non-cash adjustments (4)	(379)	926	703
Acquisition related costs (5)	943	2,859	3,049
Capital structure costs (6)	950	1,351	9,646
Centralization and transformation costs (7)	4,479	3,303	9,671
Other adjustments (8)	2,271	2,752	6,918
Acquisition adjustment (10)	2,698	3,560	6,249
Certain adjustments to reconcile net loss to net cash provided by operating activities (11)	(15,075)	(6,435)	(37,023)
Adjusted EBITDA	$105,324	$98,968	$239,849
______________________

(1)
Includes non-cash impairment charges related to property and equipment and intangible assets and loss on disposals of assets (including property and equipment disposed of in connection with renovations).

(2)	Net income or loss from divested clubs that do not qualify as discontinued operations in accordance with GAAP.

(3)	Includes loss on extinguishment of debt calculated in accordance with GAAP.

(4)	Includes non-cash items related to purchase accounting associated with the acquisition of CCI in 2006 by affiliates of KSL Capital Partners, LLC (“KSL”).

(5)	Represents legal and professional fees related to the acquisition of clubs.

(6)	Represents legal and professional fees related to our capital structure, including debt issuance and amendment costs and equity offering costs.

(7)
Includes fees and expenses associated with initial compliance with Section 404(b) of the Sarbanes-Oxley Act, which were primarily incurred in fiscal year 2015 and the twelve weeks ended March 22, 2016, and related centralization and transformation of administrative processes, finance processes and related IT systems.

(8)
Represents adjustments permitted by the credit agreement governing the Secured Credit Facilities including cash distributions from equity method investments less equity in earnings recognized for said investments, income or loss attributable to non-controlling equity interests of continuing operations and management fees, termination fee and expenses paid to an affiliate of KSL.

(9)	Includes equity-based compensation expense, calculated in accordance with GAAP, related to awards held by certain employees, executives and directors.

(10)
Represents estimated deferred revenue, calculated using current membership life estimates, related to initiation payments that would have been recognized in the applicable period but for the application of purchase accounting in connection with the acquisition of CCI in 2006 and the acquisition of Sequoia Golf (“Sequoia Golf”) on September 30, 2014.

(11)
Includes the following adjustments to reconcile net loss to net cash provided by operating activities from our Unaudited Consolidated Condensed Statements of Cash Flows: Net change in prepaid expenses and other assets, net change in receivables and membership notes, net change in accounts payable and accrued liabilities, net change in other current liabilities, bad debt expense, equity in loss (earnings) from unconsolidated ventures, gain on investment in unconsolidated ventures, distribution from investment in unconsolidated ventures, debt issuance costs and term loan discount, accretion of discount on member deposits, net change in deferred tax assets and liabilities and net change in other long-term liabilities. Certain other adjustments to reconcile net loss to net cash provided by operating activities are not included as they are excluded from both net cash provided by operating activities and Adjusted EBITDA.

3.	Please conform, as appropriate, disclosure contained in future earnings releases furnished on Form 8-K for the items noted above.

RESPONSE
In response to the Staff’s comment, we will incorporate appropriate changes to disclosures from comments #1 and #2 above within our future Form 8-K filings, beginning with our next Form 8-K for the earnings release related to our next quarterly filing.
Segment Operations, page 59

4.
Please include a discussion and analysis of all material costs and expenses attributable to your reportable segments that are not included in computing the segment measure of adjusted EBITDA, for example, depreciation and amortization. Refer to 104.02 of staff’s Compliance & Discussion Interpretations on Non-GAAP Financial Measures for guidance.

RESPONSE
The material costs and expenses attributable to our reportable segments that are not included in computing the segment measure of Adjusted EBITDA are typically depreciation and amortization, interest expense and loss on disposal of assets. Certain costs are not allocated to our reportable segments, including income tax expense, corporate interest expense, capital structure costs and centralization and transformation costs. These costs are not tracked at the reportable segment level and such information is not readily available. We are appreciative of the Staff's comments, and wish to provide discussion and analysis of the costs and expenses that are attributable to our reportable segments. However, since we do not disclose these numbers within our discussion and analysis of Segment Operations, we have revised our presentation and included a by segment breakout of these relevant expenses within our discussion and analysis of the consolidated statements of operations.
As such, and in response to the Staff’s comment, in future Form 10-K and Form 10-Q filings, beginning with our next Form 10-Q, we will include a discussion of material costs and expenses attributable to our reportable segments by modifying the disclosure in Management’s Discussion and Analysis under our discussion and analysis of the consolidated statements of operations as follows, with bold representing changes.

Comparison of the Twenty-Four Weeks Ended June 14, 2016 and June 16, 2015

The following table presents key financial information derived from our consolidated condensed statements of operations for the twenty-four weeks ended June 14, 2016 and June 16, 2015.

	Twenty-Four Weeks Ended
	June 14, 2016 (24 weeks)	June 16, 2015 (24 weeks)	Change	% Change
	(dollars in thousands)
Total revenues	$483,847	$465,819	$18,028	3.9%
Club operating costs and expenses exclusive of depreciation (1)	357,933	348,861	9,072	2.6%
Depreciation and amortization	48,569	47,054	1,515	3.2%
Loss on disposals of assets	5,655	9,722	(4,067)	(41.8)%
Impairment of assets	500	1,070	(570)	(53.3)%
Equity in (earnings) loss from unconsolidated ventures	(2,103)	455	(2,558)	(562.2)%
Selling, general and administrative	37,210	34,621	2,589	7.5%
Operating income	36,083	24,036	12,047	50.1%
Interest and investment income	253	1,677	(1,424)	(84.9)%
Interest expense	(40,358)	(32,417)	(7,941)	(24.5)%
Loss before income taxes	(4,022)	(6,704)	2,682	40.0%
Income tax benefit	1,459	2,205	(746)	(33.8)%
Net loss	$(2,563)	$(4,499)	$1,936	43.0%
__________________________

(1)	Comprised of club operating costs, cost of food and beverage sales and provision for doubtful accounts.

Total revenues of $483.8 million for the twenty-four weeks ended June 14, 2016 increased $18.0 million, or 3.9%, over the twenty-four weeks ended June 16, 2015, largely due to $12.5 million of revenue attributable to club properties added in 2015 and 2016. Same store golf and country club revenue increased by $9.2 million driven primarily by increases in same store dues and food and beverage revenue offset by a decrease in other revenue. These factors are discussed below under “Segment Operations—Golf and Country Clubs”. In addition, our same store business, sports and alumni club segment revenue increased $1.7 million primarily due to increases in same store dues and food and beverage revenue. These factors are discussed below under “Segment Operations—Business, Sports and Alumni Clubs”. The remaining change is primarily related to $5.8 million lower revenue related to divested clubs, including management fees and reimbursements for certain operating costs at managed clubs.

Club operating costs and expenses totaling $357.9 million for the twenty-four weeks ended June 14, 2016 increased $9.1 million, or 2.6%, compared to the twenty-four weeks ended June 16, 2015. The increase is largely due to $10.2 million of club operating costs and expenses from club properties added in 2015 and 2016, a $2.4 million increase in insurance expense related to higher claims, a $1.2 million increase in food and beverage cost of goods sold associated with higher revenues and a $0.5 million increase in variable labor costs offset by a $1.4 million decrease in labor costs related to divested clubs and a $0.8 million decrease in utilities expense. The remaining decrease is largely related to $2.7 million in certain operating costs at divested managed clubs, which are offset by reimbursements recorded within revenue, resulting in no net impact on operating income.

Depreciation and amortization expense increased $1.5 million, or 3.2%, during the twenty-four weeks ended June 14, 2016 compared to the twenty-four weeks ended June 16, 2015. Depreciation expense increased $1.8 million due to our increased fixed asset balances primarily related to club acquisitions, along with the related impact of reinvention and expansion capital spend. Amortization expense decreased $0.3 million due to the termination of club management agreements. During the twenty-four weeks ended June 14, 2016 depreciation and amortization for Golf and Country Clubs and Business, Sports and Alumni Clubs was $39.7 million and $5.4 million, respectively. During the twenty-four weeks ended June 16, 2015 depreciation and amortization for Golf and Country Clubs and Business, Sports and Alumni clubs was $38.3 million and $5.4 million, respectively. These expenses were primarily made up of depreciation on our property and equipment and amortization of intangibles related to management contracts.

Loss on disposal of assets for the twenty-four weeks ended June 14, 2016 and June 16, 2015 of $5.7 million and $9.7 million, respectively, were largely comprised of losses on asset retirements during the normal course of business, including property and equipment disposed of in connection with our increased capital spend on reinventions and renovations. During the twenty-four weeks ended June 14, 2016 loss (gain) on disposal of assets for Golf and Country Clubs and Business, Sports and Alumni Clubs was $5.0 million and ($0.1) million, respectively. During the twenty-four weeks ended June 16, 2015 loss on disposal of assets for Golf and Country Clubs and Business, Sports and Alumni clubs was $9.0 million and $0.2 million, respectively. These expenses related primarily to retirements associated with our club reinventions and in the ordinary course of business.

We recognize the earnings of one of our unconsolidated ventures, Avendra, LLC, within equity in earnings or within interest and investment income, depending on the timing of cash distributions and the investment balance. Equity in earnings from unconsolidated ventures was $2.1 million and a loss of $0.5 million for the twenty-four weeks ended June 14, 2016 and June 16, 2015, respectively. Interest and investment income decreased $1.4 million to $0.3 million in the twenty-four weeks ended June 14, 2016, compared to the twenty-four weeks ended June 16, 2015, due primarily to earnings on our Avendra, LLC equity investment recorded to investment income in the twenty-four weeks ended June 16, 2015 while no earnings on our Avendra, LLC equity investment were recorded to investment income in the twenty-four weeks ended June 14, 2016.

Selling, general and administrative expenses of $37.2 million for the twenty-four weeks ended June 14, 2016 increased $2.6 million, or 7.5%, compared to the twenty-four weeks ended June 16, 2015. The major components of selling, general and administrative expenses are shown in the table below.

	Twenty-Four Weeks Ended
Components of selling, general and administrative expense (1)	June 14, 2016 (24 weeks)	June 16, 2015 (24 weeks)	Change	% Change
	(dollars in thousands)
Selling, general and administrative expense, excluding equity-based compensation and capital structure costs	$34,527	$31,723	$2,804	8.8%
Capital structure costs	950	1,345	(395)	(29.4)%
Equity-based compensation	1,733	1,553	180	11.6%
Selling, general and administrative	$37,210	$34,621	$2,589	7.5%
______________________

(1)
Selling, general and administrative expense, excluding equity-based compensation and capital structure costs, is a non-GAAP financial measure. We believe this measure is informative to investors because excluding capital structure costs and equity-based compensation will allow investors to more meaningfully compare our results between periods.

Selling, general and administrative expenses, excluding equity-based compensation and capital structure costs, were $34.5 million for the twenty-four weeks ended June 14, 2016, an increase of $2.8 million, or 8.8%, compared to the twenty-four weeks ended June 16, 2015. This included increased costs of $2.0 million due to higher ongoing support costs, including payroll, costs related to software agreements and service fees, as part of our compliance with SOX 404(b) and centralization of administrative processes. We also incurred an increase of $1.9 million in costs associated with our initial compliance with SOX 404(b), which were primarily incurred during the twelve weeks ended March 22, 2016, and increased costs related to the design phase of our centralization of administrative processes. These increases were offset by a $1.0 million decrease in acquisition costs.

Capital structure costs included within selling, general and administrative expenses of $1.0 million and $1.3 million during the twenty-four weeks ended June 14, 2016 and June 16, 2015, respectively, were comprised of costs related to amendments to the credit agreement governing the Secured Credit Facilities.

Interest expense totaled $40.4 million and $32.4 million for the twenty-four weeks ended June 14, 2016 and June 16, 2015, respectively. The $7.9 million increase of interest expense is primarily comprised of an increase of $13.3 million in interest due to the issuance of the 2015 Senior Notes offset by a $5.4 million decrease in interest on the term loan facility due primarily to a lower principal balance outstanding during the twenty-four weeks ended June 14, 2016 compared to the twenty-four weeks ended June 16, 2015. Additionally, in conjunction with Amendment No. 9 to the Secured Credit Facilities, $0.5 million of unamortized debt issuance costs were written off in the twenty-four weeks ended June 14, 2016. During the twenty-four weeks ended June 14, 2016 interest expense for Golf and Country Clubs and Business, Sports and Alumni Clubs

was $9.3 million and $1.8 million, respectively. During the twenty-four weeks ended June 16, 2015 interest expense for Golf and Country Clubs and Business, Sports and Alumni clubs was $9.2 million and $2.0 million, respectively. The interest expense for Golf and Country Clubs was primarily driven by accretion expense related to membership initiation deposit liabilities along with interest expense related to various mortgage loans. The interest expense for Business, Sports and Alumni Clubs was primarily driven by accretion expense related to membership initiation deposit liabilities.

Income tax benefit for the twenty-four weeks ended June 14, 2016 increased $0.7 million compared to the twenty-four weeks ended June 16, 2015, and the effective tax rates were 36.3% and 32.9% for the twenty-four weeks ended June 14, 2016 and June 16, 2015, respectively. The amount of tax expense or benefit recognized in interim financial statements is determined by multiplying the year-to-date pre-tax income or loss by the annual effective tax rate, which is an estimate of the expected relationship between tax expense or benefit for the full year to the pre-tax income or loss for the full year (pre-tax income or loss excluding unusual or infrequently occurring discrete items). For the twenty-four weeks ended June 14, 2016 and June 16, 2015, the effective tax rate differed from the statutory federal rate of 35.0% primarily due to state taxes and certain other permanent differences. The relative impact these items have on the effective tax rate varies based on the forecasted amount of pre-tax income or loss for the year.

Notes to Consolidated Financial Statements
Note 14. Segment Information, page 112

5.
You disclose that “adjusted EBITDA” is the financial measure of segment profit and loss. Presentation of adjusted EBITDA for “other” (which you disclose consists of other business activities and is not a reportable segment) and on a consolidated basis in this note does not appear appropriate pursuant to ASC 280-10-50-15, which states that information about other business activities and operating segments that are not reportable shall be combined and disclosed in an all other category separate from other reconciling items in the reconciliations required by paragraphs 280-10-50-30 through 50-31. In addition, the reconciliation of “Net (loss) income” to “Adjusted EBITDA” does not appear to comply with ASC 280-10-50-30-b, which states an entity shall provide a reconciliation of the total of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes. Please revise your presentation accordingly.

RESPONSE
In response to the Staff’s comment, and to improve clarity regarding our reportable segments, in future Form 10-K and Form 10-Q filings, beginning with our next Form 10-Q, we will modify the disclosure in Note 12. Segment Information to eliminate references to Other Adjusted EBITDA and Total Adjusted EBITDA in the summarized financial information by segment table for all periods presented. Additionally, we will update our reconciliation to a GAAP measure from Net (loss) income to Adjusted EBITDA to Adjusted EBITDA to Income (loss) from continuing operations before income taxes and within this reconciliation we will include a line item which combines the corporate expenses and other separate from other reconciling items as follows, with bold representing changes.

The table below shows summarized financial information by segment for the twelve and twenty-four weeks ended June 14, 2016 and June 16, 2015:

	Twelve Weeks Ended		Twenty-Four Weeks Ended
	June 14, 2016	June 16, 2015	June 14, 2016	June 16, 2015
Revenues
Golf and Country Clubs (1)	$219,837	$213,163	$392,654	$372,034
Business, Sports and Alumni Clubs (1)	46,513	45,527	87,854	86,058
Other revenues	5,694	5,332	9,507	8,703
Elimination of intersegment revenues and segment reporting adjustments	(3,070)	(3,384)	(6,168)	(6,801)
Revenues relating to divested clubs (2)	—	3,109	—	5,825
Total consolidated revenues	268,974	263,747	483,847	465,819

Golf and Country Clubs Adjusted EBITDA	66,121	61,618	116,261	106,527
Business, Sports and Alumni Clubs Adjusted EBITDA	10,539	9,215	17,872	16,703
______________________

(1)
Includes segment reporting adjustments representing estimated deferred revenue, calculated using current membership life estimates, related to initiation payments that would have been recognized in the applicable period but for the application of purchase accounting in connection with the acquisition of CCI in 2006 and the acquisition of Sequoia Golf on September 30, 2014.

(2)	When clubs are divested, the associated revenues are excluded from segment results for all periods presented.

The table below provides a reconciliation of Golf and Country Clubs Adjusted EBITDA and Business, Sports and Alumni Adjusted EBITDA to Loss from continuing operations before income taxes for the twelve and twenty-four weeks ended June 14, 2016, and June 16, 2015:

	Twelve Weeks Ended		Twenty-Four Weeks Ended
	June 14, 2016	June 16, 2015	June 14, 2016	June 16, 2015
Golf and Country Clubs Adjusted EBITDA	$66,121	$61,618	$116,261	$106,527
Business, Sports and Alumni Clubs Adjusted EBITDA	10,539	9,215	17,872	16,703
Interest expense	(19,938)	(16,286)	(40,358)	(32,417)
Interest and investment income	127	1,594	253	1,677
Depreciation and amortization	(24,355)	(24,241)	(48,569)	(47,054)
Impairments and disposition of assets (1)	(3,238)	(7,516)	(6,155)	(10,792)
Loss from divested clubs (2)	(21)	(115)	(555)	(120)
Non-cash adjustments (3)	842	(463)	379	(926)
Acquisition related costs (4)	(257)	(1,869)	(943)	(2,859)
Capital structure costs (5)	(208)	(1,219)	(950)	(1,351)
Centralization and transformation costs (6)	(2,061)	(2,028)	(4,479)	(3,303)
Other adjustments (7)	(1,185)	(2,639)	(2,271)	(2,752)
Equity-based compensation expense (8)	(1,830)	(1,113)	(3,000)	(2,215)
Acquisition adjustment (9)	(1,306)	(1,718)	(2,698)	(3,560)
Corporate expenses and other (10)	(13,402)	(10,732)	(28,809)	(24,262)
Income (loss) before income taxes	$9,828	$2,488	$(4,022)	$(6,704)

______________________

(1)
Includes non-cash impairment charges related to property and equipment and intangible assets and loss on disposals of assets (including property and equipment disposed of in connection with renovations).

(2)	Net income or loss from divested clubs that do not qualify as discontinued operations in accordance with GAAP.

(3)	Includes non-cash items related to purchase accounting associated with the acquisition of CCI in 2006 by affiliates of KSL Capital Partners, LLC (“KSL”).

(4)	Represents legal and professional fees related to the acquisition of clubs.

(5)	Represents legal and professional fees related to our capital structure, including debt issuance and amendment costs and equity offering costs.

(6)
Includes fees and expenses associated with readiness efforts for Section 404(b) of the Sarbanes-Oxley Act and related centralization and transformation of administrative processes, finance processes and related IT systems.

(7)
Represents adjustments permitted by the credit agreement governing the Secured Credit Facilities including cash distributions from equity method investments less equity in earnings recognized for said investments, income or loss attributable to non-controlling equity interests of continuing operations and management fees, termination fee and expenses paid to an affiliate of KSL.

(8)	Includes equity-based compensation expense, calculated in accordance with GAAP, related to awards held by certain employees, executives and directors.

(9)
Represents estimated deferred revenue using current membership life estimates related to initiation payments that would have been recognized in the applicable period but for the application of purchase accounting in connection with the acquisition of CCI in 2006 and the acquisition of Sequoia Golf on September 30, 2014.

(10)
Includes other business activities including ancillary revenues related to alliance arrangements, a portion of the revenue associated with upgrade offerings, costs of operations at managed clubs, corporate overhead expenses and shared services expenses.

As requested by the Staff, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

3.	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this letter through EDGAR and emailing a copy to you. Please feel free to call me at (972) 888-7308 if you have any questions or need additional information.

Respectfully submitted,

CLUBCORP HOLDINGS, INC.

By:	/s/ Curtis D. McClellan
Curtis D. McClellan
Chief Financial Officer and Treasurer